SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at March 10, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

  Date: March 10, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ SECURES LISTING WITH SYMBOL "ANO" ON THE AMERICAN STOCK EXCHANGE

March 10, 2004, Vancouver , BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; AMEX: ANO) is pleased to announce that Anooraq has received formal approval to list its common shares on the American Stock Exchange ("AMEX"). Amex has advised that the approval is contingent on Anooraq being in compliance with all applicable listing standards on the date that it begins trading on the exchange, and may be rescinded if the Company is not in compliance with such standards. Effective March 15, 2004, the Company will be listed for trading on AMEX under the symbol ANO. The Company will continue to trade on the TSX Venture Exchange under the symbol ARQ.

"Management and the Board of Directors of Anooraq are pleased to have secured this new listing, as it will provide many interested investors in the United States with greater transparency about the activities of the Company as well as more convenience and readily accessible trading opportunities" says Mr. Thiessen. "This will be advantageous to the Company's growth toward becoming a premier platinum group metals producer in South Africa."

Anooraq is focused on developing platinum group metals ("PGM") properties in the world's most prolific PGM environment, the Bushveld Complex in South Africa. The Company holds an extensive land package on the Northern Limb of the Complex, and has initiated advanced exploration of the Drenthe deposit through a joint venture with Anglo American Platinum Corporation Limited. In addition, through a proposed merger with Pelawan Investments (Proprietary) Limited, Anooraq can acquire a 50% interest in the advanced stage Ga-Phasha PGM property on the Bushveld's Eastern Limb.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.